EXHIBIT 99.1

CANADIAN NATURAL UPDATES STATUS OF ITS OPERATIONS
FOLLOWING SOUTHERN ALBERTA FLOODS AND RELATED
FINANCIAL SUPPORT TO FLOOD RELIEF EFFORTS
CALGARY, ALBERTA – JUNE 25, 2013 – FOR IMMEDIATE RELEASE

“The flooding events in Calgary and surrounding communities are certainly unprecedented in Alberta and have caused significant disruption to families and our city.  First, our deepest sympathies go out to all those whose homes have been impacted by the flooding.” commented Steve Laut, President.

He continued “Our field operations remain stable and operational with very minor impact.  Our safety and pipeline control systems remained intact and operational throughout the crisis.  While our corporate head offices were undamaged we have been utilizing “work from home” for most business functions in order to accommodate the City of Calgary’s requests to minimize people in the core during initial clean up, safety inspections and the energization of electrical substations.  Finally, Canadian Natural will be contributing $1,000,000 to the Calgary and area disaster relief efforts.”

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone:	(403) 514-7777	STEVE W. LAUT President DOUGLAS A. PROLL Executive Vice-President COREY B. BIEBER Chief Financial Officer & Senior Vice-President, Finance
Facsimile:	(403) 514-7888
Email:	ir@cnrl.com
Website:	www.cnrl.com

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Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements, including estimated time to full production, are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com.